UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:  3235-0104
                          Expires: December 31, 2001
                          Estimated average burden
                          hours per response........0.5

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

   DLJ Merchant Banking Partners, L.P.
-----------------------------------------------------------------------------
     (Last)                         (First)                      (Middle)

   277 Park Avenue
-----------------------------------------------------------------------------
                                   (Street)

   New York                           NY                              10172
-----------------------------------------------------------------------------
     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

     06/22/2000
-----------------------------------------------------------------------------

3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     MANUFACTURERS SERVICES LTD
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5.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

                      Signatory to shareholders agreement
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6.   If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group Filing (Check Applicable Line)

    Form filed by One Reporting Person
----

  X Form filed by More than One Reporting Person
----

             Table I -- Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                      8,332,876                          (I)                (1)(10)(12)(13)
Common Stock                                      3,341,993                          (I)                (2)(10)(12)(13)
Common Stock                                      3,733,365                          (I)                (3)(10)(12)(13)
Common Stock                                        216,459                          (I)                (4)(10)(12)(13)
Common Stock                                      2,073,224                          (I)                (5)(10)(11)(12)(13)
Common Stock                                         10,417                          (I)                (6)(10)(11)(12)(13)
Preferred Stock                                     852,415                          (I)                (7)(10)(12)(13)
Preferred Stock                                     378,788                          (I)                (8)(10)(12)(13)
Preferred Stock                                     145,266                          (I)                (9)(10)(12)(13)
Preferred Stock                                     123,531                          (I)                (6)(10)(11)(12)(13)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).


                                                                          (Over)
                                                                 SEC 1473 (3-99)

           Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or       ship         of In-
                                      Date (Month/Day/Year)          Derivative Security        Exercise      Form of      direct
                                      -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                      Date           Expira-       -------------------------    Derivative    ative        ficial
                                      Exer-          tion             Title           Amount    Security      Security:    Owner-
                                      cisable        Date                             or                      Direct       ship
                                                                                      Number                  (D) or      (Instr.
                                                                                      of                      Indirect     5)
                                                                                      Shares                  (I)
                                                                                                              (Instr.
                                                                                                              5)
-----------------------------------------------------------------------------------------------------------------------------------
Warrant for the Purchase of Shares
  of Common Stock                    Immed.       6/22/05       Common Stock         94,929     $4.80        (I)        (7)(10)(12)
                                                                                                                        (13)
Warrant for the Purchase of Shares
  of Common Stock                    Immed.       6/22/05       Common Stock         42,184     $4.80        (I)        (8)(10)(12)
                                                                                                                        (13)
Warrant for the Purchase of Shares
  of Common Stock                    Immed.       6/22/05       Common Stock         15,584     $4.80        (I)        (9)(10)(12)
                                                                                                                        (13)
Warrant for the Purchase of Shares
  of Common Stock                    Immed.       6/22/05       Common Stock         14,351     $4.80        (I)        (6)(10)(11)
                                                                                                                        (12)(13)

Explanation of Responses:

See Attachment A for footnotes.


DLJ Merchant Banking
  Partners, L.P.

  /s/ Ivy Dodes                                               June 22, 2000
-------------------------------                        ------------------------
**Signature of Reporting Person                                  Date



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1473 (3-99)

                                                                   ATTACHMENT A

                        REPORTING PERSONS AND SIGNATURES

     COMPANY                                      ADDRESS

AXA ASSURANCES I.A.R.D. MUTUELLE          370, rue Saint Honore
                                          75001 Paris, France

AXA ASSURANCES VIE MUTUELLE               Same as above

AXA COURTAGE ASSURANCE MUTUELLE           26, rue Louis-le-Grand
                                          75002 Paris, France

AXA CONSEIL VIE ASSURANCE MUTUELLE        370, rue Saint Honore
                                          75001 Paris, France

FINAXA                                    23, avenue Matignon
                                          75008 Paris, France

     COMPANY                                      ADDRESS

are Reporting Persons through their interest in the following entity:

AXA                                       25, avenue Matignon
                                          75008 Paris, France

is a Reporting Person through its
interest in AXA Financial, Inc.

THE AXA VOTING TRUSTEES:

Claude Bebear
Henri de Clermont-Tonnerre                25, avenue Matignon
Patrice Garnier                           75008 Paris, France
(collectively, the "AXA Voting Trustees") pursuant to the Voting Trust Agreement dated as of May 12, 1992 with AXA.

     COMPANY                                      ADDRESS

SIGNED ON BEHALF OF THE ABOVE ENTITIES
(collectively, the "Mutuelles AXA,
Finaxa and AXA")


By /s/ Alvin H. Fenichel
  --------------------------------------
  Name:  Alvin H. Fenichel
  Title: Attorney-in-Fact


AXA FINANCIAL, INC.                       1290 Avenue of the Americas
                                          New York, NY 10104

By /s/ Alvin H. Fenichel
  --------------------------------------
  Name:  Alvin H. Fenichel
  Title: Senior Vice President and Controller


AXA Financial, Inc. is a Reporting Person through its interest in Donaldson Lufkin & Jenrette, Inc. ("DLJ")

     COMPANY                                      ADDRESS

DONALDSON, LUFKIN & JENRETTE, INC.         277 Park Avenue
                                           New York, N.Y. 10172

By /s/ Marjorie White
  --------------------------------------
Name:  Marjorie White
Title: Vice President and Secretary

DLJ is a Reporting Person through its interest in DLJ Capital Investors, Inc. ("DLJCI"):


DLJ CAPITAL INVESTORS, INC.                277 Park Avenue
                                           New York, N.Y. 10172

By /s/ Marjorie White
  --------------------------------------
Name:  Marjorie White
Title: Secretary

DLJ Capital Investors, Inc. is a Reporting Person through its interest in each of DLJ Merchant Banking Funding, Inc. ("Funding") and DLJ Merchant Banking, Inc. ("MB INC"):


DLJ LBO PLANS MANAGEMENT CORPORATION


By /s/ Marjorie White
  --------------------------------------
Name:  Marjorie White
Title: Vice President and Secretary

DLJ LBO Plans Management Corporation ("DLJ LBO") is a Reporting Person through its interest in DLJ First ESC, L.P. and DLJ ESC II, L.P.


DLJ MERCHANT BANKING FUNDING, INC.         277 Park Avenue
                                           New York, N.Y. 10172

By /s/ Marjorie White
  --------------------------------------
Name:  Marjorie White
Title: Secretary


DLJ MERCHANT BANKING, INC.                 277 Park Avenue
(See Form 3 for signature of this          New York, N.Y. 10172
Reporting Person)

     COMPANY                                      ADDRESS

DLJ INVESTMENT PARTNERS II, INC.


By /s/ Marjorie White
  --------------------------------------
Name:  Marjorie White
Title: Secretary

(1) These securities are beneficially owned directly by DLJ Merchant Banking Partners, L.P. ("Partners") which is a partnership.

(2) These securities are beneficially owned directly by DLJ Merchant Banking Funding, Inc. ("Funding") which is a wholly owned subsidiary of DLJ.

(3) These securities are beneficially owned directly by DLJ International Partners, C.V. ("International Partners") which is a partnership.

(4) These securities are beneficially owned directly by DLJ Offshore Partners, C.V. ("Offshore Partners") which is a partnership.

(5) These securities are beneficially owned directly by DLJ First ESC, L.P. ("ESC") which is a partnership.

(6) These securities are beneficially owned directly by DLJ ESC II, L.P. ("ESC II") which is a partnership.

(7) These securities are beneficially owned directly by DLJ Investment Partners II ("Investment Partners II") which is a partnership.

(8) These securities are beneficially owned directly by DLJ Investment Partners, L.P. ("Investment Partners") which is a partnership.

(9) These securities are beneficially owned directly by DLJ Investment Funding II, Inc. ("Investment Funding II").

(10) These securities are beneficially owned indirectly by DLJMB which is the General Partner of this entity. The Reporting Persons disclaim beneficial ownership of these securities except with respect to DLJMB's proportionate or partnership interest in this entity.

(11) These securities are beneficially owned indirectly by DLJ LBO as General Partner of ESC and ESC II.

(12) These securities are indirectly owned by DLJ through its ownership interest in this entity.

(13) As of January 31, 2000, AXA beneficially owned approximately 58% of the common stock of AXF ("AXF Common Stock") and The Mutuelles AXA indirectly and directly owned approximately 23.3% of the issued ordinary shares (representing 36.7% of the voting power) of AXA. The Mutuelles AXA, Finaxa and AXA expressly declare that the filing of this Form shall not be construed for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

     AXA has deposited its shares of AXF Common Stock into a voting trust. While AXA remains the beneficial owner of such AXF Common Stock, during the term of the voting trust, the Trustees (each of whom is a member of either the Executive Committee or the Supervisory Board of AXA) will exercise all voting rights with respect to such AXF Common Stock. Accordingly, the Trustees may be deemed to beneficially own the securities reported on this Form. The Trustees expressly declare that the filing of this Form shall not be construed for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

     Each of the remaining reported persons disclaims beneficial ownership of securities beneficially owned by any other entity except with respect to its proportionate interest in or ownership of such entity as indicated in
     Item 2 of Table 1 and Item 3 of Table II and the footnotes thereto.